Form 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Fury Gold Mines Limited ("Fury" or the "Company")

1630 - 1177 West Hastings Street

Vancouver, British Columbia

Canada, V6E 2K3

Item 2. Date of Material Change

October 14, 2025.

Item 3. News Release

A news release was issued by the Company through GlobeNewswire and SEDAR+ filed on October 14, 2025.

Item 4. Summary of Material Change

Further to the Company's news release dated September 22, 2025, the Company completed a brokered private placement of: (i) 9,915,000 flow-through units, sold to charity purchasers (the "Charity FT Units") at a price per Charity FT Unit of $1.21; and (ii) 6,003,000 flow-through shares (the "FT Shares") at a price per FT Share of $1.00, for total aggregate gross proceeds of $18,000,150.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

On October 14, 2025, the Company announced the closing of its previously announced brokered private placement of  9,915,000 Charity FT Units at a price per Charity FT Unit of $1.21; and (ii) 6,003,000 FT Shares at a price per FT Share of $1.00, for total aggregate gross proceeds of $18,000,150 (the "Offering"). The Charity FT Units are comprised of (i) one common share (each, a "Charity FT Share"), and (ii) one-half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder to purchase one non-flow through common share (a "Warrant Share") at a price of $1.20 per Warrant Share for a period of 24 months from the date of the closing of the Offering. The Charity FT Units and FT Shares qualify as "flow-through shares" as defined under subsection 66(15) of the Income Tax Act (Canada). The Warrant Shares do not qualify as "flow-through shares".

The Offering was conducted by a syndicate of agents led by Haywood Securities Inc. and included BMO Capital Markets, H.C. Wainwright & Co., LLC, Beacon Securities Limited and Velocity Trade Capital Ltd. (collectively, the "Agents").

The gross proceeds of the Offering will be used by the Company to incur eligible "Canadian exploration expenses" that qualify as "flow-through mining expenditures" as such terms are defined in the Income Tax Act (Canada), (the "Qualifying Expenditures") related to the Company's projects in Québec and Nunavut on or before December 31, 2026. All Qualifying Expenditures will be renounced in favour of the purchasers of the Charity FT Units and FT Shares no later than December 31, 2025. The exploration expenditures to be incurred will include expenditures in connection with the exploration of the Company's Eau Claire and Committee Bay projects, as detailed in the amended offering document dated September 22, 2025 and posted on the Company's website at www.furygoldmines.com and on SEDAR+ at www.sedarplus.ca.

The Charity FT Units and FT Shares were sold to purchasers pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 - Prospectus Exemptions (and related blanket order) and therefore are not subject to resale restrictions pursuant to applicable Canadian securities laws. As consideration for its services under the Offering, the Agents received cash compensation equal to 6.0% of the gross proceeds raised under the Offering.

An insider of the Company participated in the Offering through the purchase of 10,000 FT Shares. The issuance of the FT Shares to the insider is considered a "related party transaction" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is relying on exemptions from the formal valuation requirements of MI 61-101 pursuant to section 5.5(a) and the minority shareholder approval requirements of MI 61-101 pursuant to section 5.7(1)(a) in respect of such insider participation as the fair market value of the transaction, insofar as it involves interested parties, does not exceed 25% of the Company's market capitalization.

The securities referred to in this material change report have not been, and will not be, registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This material change report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Related Party Disclosure

The following supplementary information is provided in accordance with Section 5.2 of MI 61-101.

(a) a description of the transaction and its material terms:

See item 5 above.

(b) the purpose and business reasons for the transaction:

See item 5 above.

(c) the anticipated effect of the transaction on the issuer's business and affairs:

See item 5 above.

(d) a description of:

(i) the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

Prior to the completion of the Offering, Brian Christie, the chair of the board of directors of the Company, beneficially owned or controlled 185,045 common shares of the Company. Brian Christie acquired 10,000 FT Shares  pursuant to the Offering. After completion of the Offering, Brian Christie beneficially owned or controlled 195,045 common shares of the Company or approximately 0.1% of the outstanding common shares of the Company on an undiluted basis

(ii) the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

See item (d)(i) above.

(e) unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

A resolution was passed by the board of directors of the Company on September 22, 2025. No special committee was established in connection with the transaction.

(f) a summary in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

(g) disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction:

(i) that has been made in the 24 months before the date of the material change report:

Not applicable.

(ii) the existence of which is known, after reasonable enquiry, to the issuer or to any director or senior officer of the issuer:

Not applicable.

(h) the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

Other than subscription agreement entered into with Brian Christie for the purchase of the 10,000 FT shares referred to above, the Company did not enter into any agreement with an interested party or a joint actor with an interested party in connection with the Offering. To the Company's knowledge, no related party to the Company entered into any agreement with an interested party or a joint actor with an interested party, in connection with the Offering.

(i) disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61-101, respectively, and the facts supporting reliance on the exemptions:

The participation of Brian Christie in the Offering constitutes a related party transaction under MI 61-101. The Company is relying on the exemptions from the valuation requirement and the minority approval requirement set out in subsections 5.5(a) Fair Market Value Not More than 25% of Market Capitalization and 5.7(1)(a) Fair Market Value not More than 25% of Market Capitalization, of MI 61-101, respectively.

The Company did not file a material change report in respect of the related party transaction at least 21 days before the closing of the Offering, which the Company deems reasonable in the circumstances in order to complete the Offering in an expeditious manner.

The Company will send a copy of this material change report to any security holder of the Company upon request and without charge.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officers

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Phil Van Staden

Chief Financial Officer

Fury Gold Mines Limited

(884) 601-0841

www.furygoldmines.com.

Item 9. Date of Report

DATED at Vancouver, BC, this 17th day of October, 2025.

Cautionary Statement Regarding "Forward-Looking" Information

This material change report contains "forward-looking information" within the meaning of applicable Canadian securities laws. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "believes", "anticipates", "expects", "is expected", "scheduled", "estimates", "pending", "intends", "plans", "forecasts", "targets", or "hopes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "will", "should" "might", "will be taken", or "occur" and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking information herein includes, but is not limited to, statements that address activities, events or developments that Fury expects or anticipates will or may occur in the future including the proposed use of proceeds of the Offering and the tax treatment of the Charity FT Shares and the FT Shares. Although Fury has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information including the speculative nature of mineral exploration and development, fluctuating commodity prices, the future tax treatment of the Charity FT Shares and the FT Shares, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedarplus.ca. There may also be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Fury does not undertake to update any forward-looking information except in accordance with applicable securities laws.